FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14a-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

     This filing relates to a proposed merger between PeopleSoft, Inc. (“PeopleSoft”) and J.D. Edwards & Company (“J.D. Edwards”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 1, 2003, by and among PeopleSoft, J.D. Edwards and Jersey Acquisition Corporation, a wholly-owned subsidiary of PeopleSoft.

     On June 6, 2003, PeopleSoft issued the following press release regarding the proposed merger described above:

FOR IMMEDIATE RELEASE
PSFT-53

PeopleSoft CEO Comments On Oracle Offer

PLEASANTON, Calif. – June 6, 2003 – PeopleSoft President and CEO Craig Conway commented on Oracle’s cash tender offer calling it “atrociously bad behavior from a company with a history of atrociously bad behavior. Obviously it is a transparent attempt to disrupt the acquisition of J.D. Edwards by PeopleSoft announced earlier this week,” said Conway.

PeopleSoft has gained market share against Oracle in the past few years, and earlier this week announced its intent to acquire J.D. Edwards, a leader in mid-market enterprise applications. That announcement was immediately heralded by customers, analysts, computer hardware vendors and systems integrators. “If anyone needed any further validation of the strength of the J.D. Edwards acquisition, we heard it today from Oracle,” added Conway.

PeopleSoft and its Board of Directors is required by law to review all cash tenders regardless of intent, and will provide a definitive recommendation to shareholders shortly thereafter. In the meantime, PeopleSoft advises it shareholders to take no immediate action.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

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PeopleSoft and the PeopleSoft logo are registered trademarks and Pure Internet Architecture is a trademark of PeopleSoft, Inc. All other company and product names may be trademarks of their respective owners. Copyright © 2003 PeopleSoft, Inc. All rights reserved.

Contacts:
Dee Anna McPherson
Public Relations
PeopleSoft Inc.
Office: (925) 694-4112
Mobile: (415) 806-3119
deeanna_mcpherson@peoplesoft.com

Lori Varlas
Investor Relations
PeopleSoft Inc.
Office: (877) 528-7413
Mobile: (925) 998-2760
lori_varlas@peoplesoft.com

Where to Find Additional Information about the Acquisition

PeopleSoft intends to file with the Securities and Exchange Commission (SEC) a registration statement that will include a joint proxy statement/prospectus of PeopleSoft and J.D. Edwards, and other relevant documents in connection with the proposed merger. Investors and security holders of PeopleSoft and J.D. Edwards are urged to read the proxy statement/prospectus and other relevant materials, when they become available because they will contain important information about PeopleSoft, J.D. Edwards and the proposed merger. In addition to the registration statement to be filed by PeopleSoft in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of PeopleSoft and J.D. Edwards in connection with the proposed merger, each of PeopleSoft and J.D. Edwards file annual, quarterly and special reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PeopleSoft or J.D. Edwards with the SEC, may also be obtained from PeopleSoft and J.D. Edwards. In addition, investors and security holders may access copies of the documents filed with the SEC by PeopleSoft on PeopleSoft’s website at www.peoplesoft.com. Investors and security holders may obtain copies of the documents filed with the SEC by J.D. Edwards on J.D. Edwards’ website at www.jdedwards.com.

PeopleSoft, J.D. Edwards and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of PeopleSoft is set forth in PeopleSoft’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 28, 2003. A description of the interests of the directors and executive officers of J.D. Edwards is set forth in J.D. Edwards’ proxy statement for its 2003 annual meeting, which was filed with the SEC on February 21, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/ prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results and the proposed merger.

Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include: the risk that PeopleSoft’s and J.D. Edwards’ businesses will not be integrated successfully; costs related to the merger; failure of PeopleSoft’s or J.D. Edwards’ stockholders to approve the merger and the transactions related thereto; the satisfaction of closing conditions including the receipt of regulatory approvals; the failure by the company to retain key employees; economic and political conditions in the U.S. and abroad; the failure by the combined company to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting PeopleSoft’s businesses generally as set forth in PeopleSoft’s most recent filings with the Commission. All forward-looking statements in this document are qualified by these cautionary statements and are made only as of the date of this document. PeopleSoft is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.